UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

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                                  SCHEDULE 13G

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             INFORMATION STATEMENT PURSUANT TO RULES 13D-1 AND 13D-2
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                          BRIDGE STREET FINANCIAL INC.
                                (NAME OF ISSUER)

                           COMMON STOCK $.01 PAR VALUE
                         (TITLE OF CLASS OF SECURITIES)

                                  688636 10 9
                                 (CUSIP NUMBER)

                                JANUARY 13, 2003
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             (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ] Rule 13d-1 (b)
[x] Rule 13d-1 (c)
[ ] Rule 13d-1 (d)

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CUSIP NO. 688636 10 9
                                       13G                     Page 2 of 8 pages



1. NAME OF REPORTING PERSON, I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY): Mendon Capital Advisors Corp. IRS Id. # 13-3894706


2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:     (a) [ ]
                                                           (b) [X]

3.   SEC USE ONLY

4.   CITIZENSHIP OR PLACE OF ORGANIZATION:
     Delaware


     NUMBER OF SHARES              5.         SOLE VOTING POWER: 145,000

     BENEFICIALLY OWNED            6.         SHARED VOTING POWER:

     BY EACH REPORTING PERSON      7.         SOLE DISPOSITIVE POWER: 145,000

     WITH                          8.         SHARED DISPOSITIVE POWER:




9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 145,000


10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES:
     [ ]


11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9): 5.4%

12.  TYPE OF REPORTING PERSON:
     IA


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CUSIP NO. 688636 10 9

                                       13G                    Page 3 of 8 pages



1. NAME OF REPORTING PERSON, I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY):
     Anton V. Schutz

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:         (a) [ ]
                                                               (b) [X]


3.   SEC USE ONLY


4.   CITIZENSHIP OR PLACE OF ORGANIZATION:
     U.S.


     NUMBER OF SHARES              5.   SOLE VOTING POWER: 145,000

     BENEFICIALLY OWNED            6.   SHARED VOTING POWER:

     BY EACH REPORTING PERSON      7.   SOLE DISPOSITIVE POWER: 145,000


     WITH                          8.   SHARED DISPOSITIVE POWER:



9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 145,000


10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES:
     [ ]


11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):
     5.4%

12.  TYPE OF REPORTING PERSON:
     IN


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CUSIP NO. 688636 10 9              13G                         Page 4 of 8 pages
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

Bridge Street Financial Inc.
(Name of Company)



ITEM 1(a)              NAME OF ISSUER:
                       Bridge Street Financial Inc

ITEM 1(b)              ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:
                       44 East Bridge Street, Oswego, New York 13126

ITEM 2(a)              NAME OF PERSON FILING:
                       Mendon Capital Advisors Corp.
                       Anton V. Schutz

ITEM 2(b)              ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE,
                       RESIDENCE:


                       Mendon Capital Corp.         Mendon Capital Corp.
                       1117 Cheese Factory Road     1117 Cheese Factory Road
                       Honeoye Falls, NY 14472      Honeoye Falls, NY 14472


ITEM 2(c)              CITIZENSHIP
                       Mendon Capital Advisors Corp.  Delaware
                       Anton V. Schutz - U.S.A


ITEM 2(d)              TITLE OF CLASS OF SECURITIES:

                       Common Stock $.01 par value

ITEM 2(e)              CUSIP NUMBER:
                       688636 10 9



ITEM (3) IF THIS STATEMENT IS FILED PURSUANT TO RULE 13d-1 (b), OR 13d-2 (b) OR (c),



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CHECK WHETHER THE PERSON FILING IS A:

             (a)   [ ]      Broker or dealer registered under Section 15 of the
                            Securities Exchange Act of 1934 (the "Act")

             (b)   [ ]      Bank as defined in Section 3 (a) (6) of the Act

             (c)   [ ]      Insurance company as defined in Section 3 (a) (19)
                            of the Exchange Act

             (d)   [ ]      Investment company registered under Section 8 of the
                            Investment Company Act.

             (e)   [X]      An investment adviser in accordance with Rule 13d-1
                            (b) (1) (ii) (E);

             (f)   [ ]      An employee benefit plan or endowment fund in
                            accordance with Rule13d-1 (b) (1) (ii) (F);

             (g)   [ ]      A parent holding company or control person in
                            accordance with Rule 13d-1 (b) (1) (ii) (G);

             (h)   [ ]      A savings association as defined in Section 3(b) of
                            the Federal Deposit Insurance Act;

             (i)   [ ]      A church plan that is excluded from the definition
                            of an investment company under Section 3(c)(14) of the Investment Company Act;

             (j)   [X]      Group, in accordance with Rule 13d-1 (b) (1) (ii)
                            (J).

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ITEM 4.              OWNERSHIP

                      (a) AMOUNT BENEFICIALLY OWNED: 145,000 Common Stock $.01 par value

                      b) PERCENT OF CLASS
                         5.4%

                      (c) NUMBER OF SHARES AS TO WHICH SUCH PERSON HAS:

                          (i) SOLE POWER TO VOTE OR DIRECT THE VOTE:
                          Mendon Capital Advisors Corp. has the sole power to vote the 145,000 shares, of common Stock $.01 par value, of Bridge Street Financial Inc. Mr. Schutz is the President and sole shareholder of Mendon Capital Advisors Corp.

                          (ii) SHARED POWER TO VOTE OR DIRECT THE VOTE:

                          (iii) SOLE POWER TO DISPOSE OR DIRECT THE DISPOSITION
                          OF:
                          Mendon Capital Advisors Corp. has the sole power to vote the 145,000 shares of Common Stock $.01 par value, of Bridge Street Financial Inc. Mr. Schutz is the President and sole shareholder of Mendon Capital Advisors Corp.

                          (iv) SHARED POWER TO DISPOSE OR DIRECT THE DIPOSITION
                          OF:



ITEM 5.              OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.
                     Not applicable.

ITEM 6.              OWNERSHIP OF FIVE PERCENT ON BEHALF OF ANOTHER PERSON.
                     Mendon Capital Advisors Corp. and its sole shareholder and President Anton V. Schutz have the rights to acquire, vote and dispose of the shares of common stock, par value $.01 of Bridge Street Financial Inc. as the investment advisor to Burnham Financial Services Fund.
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ITEM 7.               IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH
                      ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.
                      Not applicable.

ITEM 8                IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.
                      Mendon Capital Advisors Corp. and its sole shareholder and President Anton V. Schutz have the rights to acquire, vote and dispose of the shares of common stock, par value $.01 of Bridge Street Financial Inc. as the investment advisors to Burnham Financial Services Fund. Also see Exhibit 99.1.

ITEM 9.               NOTICE OF DISSOLUTION OF GROUP.
                      Not applicable.

ITEM 10.              CERTIFICATION
                      By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purpose or effect.


Exhibits

99.1                   Joint Filing Agreement




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                                       -7-

SIGNATURES        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                                   Mendon Capital Advisors Corp.
Dated: January 17,
2003

                                                    By:/s/Anton V. Schutz
                                                       ------------------------
                                                        Anton V. Schutz
                                                        President

                                                     /s/Anton V. Schutz
                                                     ---------------------------
January 17, 2003                                     Anton V. Schutz